EXHIBIT 13 - SECURITY ANNUAL REPORT AND FORM 10Q FOR MARCH 31, 1996



          S E C U R I T Y       B A N C        C O R P O R A T I O N


                                    1 9 9 5


                         A N N U A L      R E P O R T

The Annual Shareholders' Meeting of Security Banc Corporation will be held April 16, 1996, at 2:00 p.m. on the third floor of the Security National Bank and Trust Co., 40 South Limestone Street, Springfield, Ohio.


A copy of Security Banc Corporation's Annual Report Form 10-K for the period ending December 31, 1995, may be obtained without charge upon written request to Shareholder Relations, Security Banc Corporation, 40 South Limestone Street, Springfield, Ohio 45502.



Cash Dividends Per Share
      1995      1994      1993     1992    1991
     $0.73     $0.66     $0.60    $0.54   $0.49



Earnings Per Share
      1995      1994      1993     1992    1991
     $2.17     $2.03     $1.89    $1.78   $1.62



Stock Performance Per Share
                         1995      1994       1993      1992     1991
Market Value           $28.50    $24.00     $22.00    $19.75   $16.25
Year End Book Value    $14.25    $12.59     $11.43    $10.16   $ 8.92


                           STABILITY AND PERFORMANCE
                            RESULT FROM TAPPING THE
                                 KNOWLEDGE AND
                             EXPERIENCE OF MANY TO
                             CREATE A DYNAMIC AND
                              DIVERSE LEADERSHIP

Fiscal Highlights Compared
                               1995                1994             1993
Net Income                 $  11,082,000    $   10,304,000    $   9,565,000
Return on Average Assets            2.13%             2.02%            1.94%
Return on Average Equity           16.13%            16.72%           17.54%

Per Share
    Net Income             $        2.17    $         2.03    $        1.89
    Cash Dividends         $        0.73    $         0.66    $        0.60
    Book Value             $       14.25    $        12.59    $       11.43
    Market Last Sale       $       28.50    $        24.00    $       22.00

Assets                     $ 535,975,000    $  520,981,000    $ 502,424,000
Deposits                   $ 436,256,000    $  426,767,000    $ 419,682,000
Loans (Net)                $ 310,834,000    $  310,505,000    $ 276,404,000
Securities                 $ 150,013,000    $  162,289,000    $ 173,821,000
Capital Funds              $  72,786,000    $   64,196,000    $  57,925,000
Total Capital to
  Total Risk Based Assets          21.99%            20.77%            21.23%

Shares of Common
 Stock Outstanding             5,106,634         5,101,284        5,068,220

Cash Dividends             $   3,727,000    $    3,359,000    $   3,037,000
Shareholders                       1,205             1,115            1,063
Bank Offices                          14                14               14
Staff Full-Time Equivalent           233               227              233


Letter to the Shareholders



                             [Photo]


      Once again, we are pleased to present an annual report to shareholders which reflects the continuing growth, strength and stability of Security Banc Corporation. The following pages of facts and figures for 1995 represent another prosperous year and reflect the economic makeup of our communties. This year's annual report is dedicated to our Board of Directors. Our goal is for the composition of our Board of Directors to mirror the diverse interest and opinions of our shareholders. By achieving this, we live up to our hometown philosophy. A philosophy which provides our shareholders and our customers with the advantages and responsiveness of local ownership and local leadership. It is this mind set which creates a neighborhood atmosphere in every one of our markets. As we continue on our path of growth--from steps such as opening a new service or office, to entering new opportunities--we will remain committed to local community leadership.

      As partners, presidents or owners of local business ventures, our Board of Directors bring with them a diversity of information and experience as well as knowledge of the commitment to the communities and people we serve. This combined pool of wisdom benefits the Corporation by expanding the base of information considered during the decision making process. Board members, active in the business community, are able to create policies which respond to community needs and benefit shareholders. By establishing effective corporate policies, the Board empowers the senior management staff of Security Banc Corporation to function to their highest potential. It is this type of leadership which creates a thriving work environment and a thriving institution.
      Security Banc Corporation's net income for the year 1995 was $11,082,000, an increase of 8% over the $10,304,000 for the previous year. This year's earnings per share increased 7%, from $2.03 to $2.17. Shareholders' equity is well in excess of regulatory requirements. The national average return on assets and equity for banks under one billion in assets is 1.26% and 13.64%, respectively. Security Banc continues to exceed these with a return on assets of 2.13% and a return on equity of 16.13%.
      The cash dividends of $0.73 per share is an increase of 11% over 1994. Total assets extended to $535,975,000 at December 31, 1995. Deposits increased $9,489,000 to $436,256,000, while total loans increased $524,000 to
$314,575,000. The stock market value is $28.50, adjusted to reflect the 2 for 1 stock split during the second quarter. Our financial stability continues to reflect a history of high quality assets and net loan losses of 0.19% of average loans.
      The high performance of Security Banc Corporation continues to receive industry recognition from Bauer Financial Reports, Inc., Sheshunoff and VERIBANC, Inc. These recognitions are based on key indicators including market share, profitability and return to shareholders. This excellent ranking among our peers points to the leadership provided by our Board of Directors and management ability of our staff.
      In an era of bank mergers and multi-state financial institutions, Security Banc Corporation continues to shine as a hometown institution. Our local ownership and emphasis on personal service, positions us ahead of the competition when it comes to neighbor-to-neighbor service. We created the "hometown touch," and we continue to provide the real thing.
      Last year we reported to you that we had initiated a strategic planning process in 1994, a process which we said would be ongoing. During 1995 we reaped many benefits from these efforts. We held our first Annual Employee Meeting and drafted a new Vision Statement which will keep us focused on sustained growth, both financially and as an institution which fosters employee development. We are committed to having an organizational structure which encourages a free flow of ideas from all levels of staff and management. Just as we realize the benefits of diversity on our Board, we acknowledge the benefits of diverse thought among our staff. Security staff will be trained and empowered to make decisions which will provide the highest quality of customer service, and the bank's products and delivery system will be continually evaluated for suitability, location and profitability. We will use state-of-the-art management information systems to analyze and prioritize our product and service needs. A major step toward this goal was accomplished this past year by installing a new data processing system. As we continue to integrate our strategic plan, we will incorporate our Core Values of integrity, fairness, social responsibility and fun.
      A new director, Larry E. Kaffenbarger, was appointed to the Board last year. His contributions have added a new dimension to our Board. We are confident that with the support of our shareholders, the leadership of our Board and the dedication of our management staff and employees, we will continue to assess and adjust our operations to meet the needs of our community and our customers.
      We thank our directors and our employees for their contribution in 1995 and look forward to 1996 with the knowledge that your hometown bank, led by hometown people, will continue to provide returns on shareholder investments and maintain our legacy of personal service to customers.


                                                /s/ Harry Egger

Management's Discussion and Analysis
of Financial Condition and Results of Operations

     In the following pages, the analysis of the financial condition and results of operations in 1995 compared to prior years is discussed by Management. The data presented in this discussion should be read in conjunction with the 1995 audited financial statements of the report.

RESULTS OF OPERATIONS SUMMARY

    Net income advanced in 1995 to an all time high of $11,082,000. Net income has steadily increased in each of the previous five (5) years. Net income in 1995 was $11,082,000 compared to net income in 1994 of $10,304,000 and in 1993 of $9,565,000. Net income for 1995 increased $778,000 or eight percent (8%) over 1994. Income per share was $2.17 in 1995, $2.03 in 1994, and $1.89 in 1993.
    Total assets grew three percent (3%) in 1995 to $535,975,000. Security Banc Corporation continued its record of excellent performance with a 1995 return on average assets of two point one three percent (2.13%) and a return on average shareholder equity of sixteen point one three percent (16.13%). The Corporation has continued to increase cash dividends paid to our shareholders. Cash dividends paid in 1995 were $.73 per share, compared to $.66 per share in 1994. Market price per share at December 31, 1995 was $28.50 compared to $24.00 at December 31, 1994. Financial summary (Table I) recaps these measures.

Table I:   Financial Summary
Five Years Ended December 31

(000's, except per share and ratio data)                         1995        1994         1993         1992        1991
- ------------------------------------------------------------------------------------------------------------------------
    Interest and Fee Income...............................   $ 39,745     $ 35,419     $ 34,536     $ 34,673    $ 36,516
    Interest Expense......................................     14,194       11,537       12,431       14,068      19,622
                                                               ------       ------       ------       ------      ------

    Net Interest Income...................................     25,551       23,882       22,105       20,605      16,894
    Provision for Loan Losses.............................        800          800          900        1,100         700
    Other Operating Income
    Investment Securities Gains...........................         10          316          714          554       1,552
    All Other.............................................      4,328        4,161        3,588        3,283       3,297
    Operating Expense.....................................     13,488       13,234       12,848       11,715      11,056
                                                               ------       ------       ------       ------      ------

    Income Before Income Taxes............................     15,601       14,325       12,659       11,627       9,987
    Provision for Income Tax..............................      4,519        4,021        3,094        2,707       1,889
                                                               ------       ------       ------       ------      ------

    Net Income............................................   $ 11,082     $ 10,304      $ 9,565      $ 8,920    $  8,098

Per Share
    Net Income............................................   $   2.17     $   2.03      $  1.89      $  1.78    $   1.62
    Cash Dividends Declared and Paid......................   $   0.73     $   0.66      $  0.60      $  0.54    $   0.49
    Year-End Book Value...................................   $  14.25     $  12.59      $ 11.43      $ 10.16    $   8.92
    Year-End Market Price.................................   $  28.50     $  24.00      $ 22.00      $ 19.75    $  16.25

Selected Year-Ended Information
    Total Assets..........................................   $535,975     $520,981     $502,424     $465,191    $447,330
Investment Securities.....................................    150,013      162,289      173,821      144,890     160,577
Loans-Net.................................................    310,834      310,505      276,404      259,333     237,963
    Deposits..............................................    436,256      426,767      419,682      389,671     369,879
    Noninterest-Bearing Demand Deposits...................     86,682       79,532       70,639       67,004      56,910
    Interest-Bearing Demand Deposits......................     73,140       79,751       88,989       87,811      86,594
    Time Deposits.........................................    174,693      154,788      129,495      116,895     139,281
    Savings...............................................    101,741      112,696      130,559      117,961      87,094
    Shareholders' Equity..................................     72,786       64,196       57,925       51,077      44,678
    Cash Dividends Paid...................................      3,727        3,359        3,037        2,706       2,442
    Net Income............................................   $ 11,082     $ 10,304      $ 9,565      $ 8,920    $  8,098

    Weighted Average Common Shares Outstanding............      5,105        5,089        5,056        5,010       2,504

Ratios
    Return on Average Assets..............................        2.13%        2.02%        1.94%        1.98%      1.89%
    Return on Average Equity..............................       16.13%       16.72%       17.54%       18.62%     19.41%
Total Capital to Total Risk Based Assets..................       21.99%       20.77%       21.23%       19.70%     18.08%

Net Interest Margin (Tax Equivalent Basis)................        5.52%        5.31%        5.17%        5.35%      4.74%



Dwight Hollenbeck, Credit Life
"Every decision made by the Board must
consider the safety of the shareholders'        [Photo]
investment. The reward for conservative management has always been steady growth."

NET INTEREST INCOME

    A major share of the Corporation's income results from the spread between income on interest earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets. The difference between interest earned and interest expensed is referred to as net interest income in the Consolidated Statement of Income. Net interest income is affected by changes in both interest rates and the amount of interest earning assets and interest bearing liabilities outstanding. Net interest margin on interest earning assets is the amount earned on assets, on a taxable equivalent basis, divided by the average earning assets outstanding.

    Table II, entitled Average Balance Sheets and Analysis of Net Interest Income, compares the changes in revenue and interest earning assets outstanding, and interest cost and liabilities outstanding for the years ended December 31, 1995, 1994, and 1993.

    The Corporation's net interest income on a taxable equivalent basis was $26,930,000, $25,536,000 and $24,017,000 in 1995, 1994 and 1993, respectively.
Total average earning assets increased to $488,128,000 in 1995, compared to $480,505,000 in 1994 and $464,153,000 in 1993. Earning assets are total loans, total securities, interest bearing deposits with other banks and federal funds sold. Average total loans increased $14,979,000 to $314,497,000. Average securities, interest bearing deposits with other banks, and federal funds sold decreased a combined total of $7,356,000.

    Total average interest bearing liabilities increased $83,000 to $372,088,000 in 1995. Average time deposits attributed to the increase representing $26,783,000. Average purchased funds increased $1,811,000. Average NOW, Money Fund and savings decreased $5,762,000, $4,859,000 and $17,890,000, respectively.

    Average earning assets of $488,128,000 in 1995 contributed a tax equivalent interest income of $41,124,000 with a yield of eight point forty-two percent (8.42%).

    Average interest bearing liabilities of $372,088,000 in 1995 contributed interest expense of $14,194,000.

    Table III, entitled Analysis of Net Interest Income Changes, translates the dollar changes in taxable equivalent net interest margin into (1) changes due to volume or (2) changes due to average yields on interest earning assets and average rates for sources of funds on which interest expense is incurred.

OTHER OPERATING INCOME

    Other operating income is comprised of trust income, service charges on deposit accounts, security gains, and other items of income not directly resulting from interest earning assets. These items comprise safe deposit box fees, exchange and collection fees, investor service fees, gain (loss) on the sale of loans and miscellaneous other income.


Net Income  (Thousands)

    1995     1994    1993     1992     1991
 $11,082  $10,304  $9,565   $8,920   $8,098



Return on Average Assets
    1995     1994    1993     1992     1991
    2.13%    2.02%   1.94%    1.98%   $1.89%


[PHOTO W. DEAN SWEET]

W. Dean Sweet, Sweet Manufacturing
"The right tools are vital to any job. Not only must Security Banc Corporation remain up-to-date with technological advances, we must also invest in our people. Training and education for employees are crucial components to overall success."


MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION

Table II:   Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31.

(Tax equivalent basis)
                                                      1995                          1994                           1993
                                            ------------------------    ---------------------------    -----------------------------
(000's)                                     Balance  Interest  Yield    Balance    Interest   Yield    Balance   Interest    Yield
====================================================================================================================================
ASSETS
     Earning Assets
     Loans 1)
         Commercial 2).............          $147,647  $13,614    9.22%    $141,794  $ 11,608   8.19%     $128,389  $9,959     7.76%
         Real estate 3)............            83,820    7,053    8.41%      83,886     6,927   8.26%       82,097   7,222     8.80%
         Consumer 3)...............            83,030    8,495   10.23%      73,838     6,889   9.33%       58,790   6,327    10.76%
                                               ------    -----   ------      ------     -----   -----       ------   -----    -----

          Total loans..............           314,497   29,162    9.27%     299,518    25,424   8.49%      269,276  23,508     8.73%
     Investment securities
         Taxable...................           122,161    7,033    5.76%     132,007     6,629   5.02%      122,696   6,767     5.52%
         Tax-exempt 2).............            28,635    3,597   12.56%      36,987     4,528  12.24%       41,733   5,224    12.52%
                                               ------    -----   ------      ------     -----   ----        ------   -----    ------
          Total securities.........           150,796   10,630    7.05%     168,994    11,157   6.60%      164,429  11,991     7.29%
     Interest-bearing deposits
         with other banks..........               107        5    4.67%       3,028       120   3.96%        2,684     108     4.02%
     Federal funds sold and securities
         purchased under agreements
         to resell.................            22,728    1,327    5.84%       8,965       372   4.15%       27,764     841     3.03%
                                               ------    -----   ------      ------     -----   ----        ------   -----    ------

     Total earning assets..........           488,128   41,124    8.42%     480,505    37,073   7.72%      464,153  36,448     7.85%
     Nonearning assets
         Allowance for loan losses.            (3,786)                       (3,415)                        (3,274)
         Cash and due from banks...            19,381                        19,664                         19,367
         Premises, equipment and
         other assets..............            16,928                        12,537                         11,696
                                               ------                        ------                         ------

Total assets.......................          $520,651                      $509,291                       $491,942
                                              =======                       =======                        =======

LIABILITIES
     Interest-bearing liabilities
     Deposits
         Now.......................          $ 51,531   $  891    1.73%    $ 57,293    $1,034   1.80%     $ 59,022  $1,568     2.66%
         Money Fund................            22,144      544    2.46%      27,003       611   2.26%       31,028     837     2.70%
         Savings...................           106,301    2,576    2.42%     124,191     3,057   2.46%      126,423   3,987     3.15%

     Time deposits
         CD's > 100,000............            19,576    1,066    5.45%      14,351       595   4.15%       12,345     475     3.85%
         CD's < 100,000............           146,205    7,839    5.36%     124,647     5,427   4.35%      117,001   5,100     4.36%
                                              -------    -----    -----     -------     -----   -----      -------   -----     -----
            Total interest-bearing deposits   345,757   12,916    3.74%     347,485    10,724   3.09%      345,819  11,967     3.46%
     Purchased funds
         Federal funds purchased and
         securities sold under agreements
         to repurchase.............            26,331    1,278    4.85%      24,520       813   3.32%       22,441     464     2.07%
                                              -------    -----    -----     -------     -----   -----      -------   -----     -----

     Total interest-bearing liabilities       372,088   14,194    3.81%     372,005    11,537   3.10%      368,260   12,431    3.38%
     Noninterest-bearing demand deposits       77,301                        73,671                         66,983
     Other liabilities.............             2,554                         1,981                          2,172
     Shareholders' equity..........            68,708                        61,634                         54,527
                                              -------                       -------                        -------

Total liabilities and shareholders' equity   $520,651                      $509,291                       $491,942
                                              =======                       =======                        =======

     Net Interest income and.......                     26,930                         25,536                        24,017
     Interest rate spread..........                               4.61%                         4.62%                          4.47%

     Net interest margin
         (tax equivalent basis)....                               5.52%                         5.31%                          5.17%

Footnote:
1)  Nonaccrual loans are included in average loan balances and loan fees are included in interest income.
2)  Interest income on tax-exempt investments and on certain tax-exempt commercial loans has been adjusted to a taxable equivalent basis using a marginal federal income tax rate of thirty-five percent (35%) in 1995 and 1994 and thirty-four percent (34%) for 1993.
3)  For Management Discussion and Analysis, home equity loan averages are included in the consumer loan portfolio as opposed to the real estate loan portfolio.


MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION

Table III:   Analysis of Net Interest Income Changes

(Tax equivalent basis)

                                                            1995 Compared to 1994                    1994 Compared to 1993
                                                  -------------------------------------     ----------------------------------------
                                                             Yield/                                     Yield/
(000's)                                           Volume      Rate       Mix      Total     Volume       Rate       Mix     Total
====================================================================================================================================
Increase (Decrease) in Interest Income
     Loans
       Commercial.......................         $  479     $1,466     $  61     $2,006     $1,040      $  552   $   58   $ 1,650
       Real estate......................             (5)       132         0        127        157        (443)     (10)     (296)
       Consumer.........................            858        666        83      1,607      1,620        (842)    (216)      562
                                                    ---        ---        --      -----      -----        ----     ----      ----

     Total loans........................          1,332      2,264       144      3,740      2,817        (733)    (168)    1,916
       Investment Securities
           Taxable......................           (494)       971       (72)       405        514        (606)     (46)     (138)
           Tax-exempt...................         (1,022)       118       (27)      (931)      (594)       (115)      13      (696)
                                                 ------        ---        --      -----      -----        ----     ----      ----
     Total securities...................         (1,516)     1,089       (99)      (526)       (80)       (721)     (33)     (834)
       Interest-bearing deposits
         with other banks...............           (116)        21       (21)      (116)        14          (2)      (0)      12
       Federal Funds sold and securities
         purchased under agreements to resell       571        151       232        954       (569)        311     (211)    (469)
                                                    ---        ---       ---        ---       ----         ---     ----     ----
Total Interest Income Change............            271      3,525       256      4,052      2,182      (1,145)    (412)     625

Increase (Decrease) in Interest Expense
     Interest-bearing liabilities
       Now..............................           (104)       (43)        4       (143)       (46)       (503)      15     (534)
       Money Fund.......................           (110)        52        (9)       (67)      (109)       (135)      18     (226)
       Savings..........................           (441)       (47)        7       (481)       (70)       (875)      15     (930)
       Time Deposit
           CD's > 100,000...............            217        186        68        471         77          37        6      120
           CD's < 100,000...............            939      1,256       217      2,412        333          (6)      (0)     327
                                                    ---      -----       ---      -----       ----         ---     ----     ----
Total Interest-bearing deposits.........            501      1,404       287      2,192        185      (1,482)      54   (1,243)
     Federal Funds purchased and
       securities sold under agreements
       to repurchase....................             60        377        28        465         43         280       26      349
                                                    ---        ---       ---        ---       ----         ---     ----     ----
Total Interest Expense Change...........            561      1,781       315      2,657        228      (1,202)      80     (894)

Increase (Decrease) in Net Interest
     Income on a Taxable Equivalent Basis        $ (290)    $1,744     $ (59)    $1,395     $1,954      $   57   $ (492)  $1,519
Decrease in Taxable Equivalent Basis....                                            274                                      258
                                                                                    ---                                      ---

Net Interest Income Change..............                                         $1,669                                   $1,777



OPERATING EXPENSE

    Total operating expense increased $254,000 in 1995 to $13,488,000 compared to $13,234,000 for 1994. Salaries and employee benefits were $6,773,000 in 1995, compared to $6,275,000 in 1994. Equipment and occupancy expenses were $1,439,000, up $112,000 from the previous year. Amortization of intangibles decreased to $71,000 as compared to $234,000 for the previous year. Other operating expense decreased three point six percent (3.6%) to $5,205,000. Footnote thirteen (13) provides data on the significant changes in the individual items making up this category.

LOANS

    Total average commercial loans increased four point one percent (4.1%) to $147,647,000 in 1995 yielding an average rate of nine point twenty-two percent (9.22%). Average real estate loans decreased point one percent (0.1%) to $83,820,000, yielding an average rate of eight point forty-one percent (8.41%). Average consumer loans, which include home equity loans, increased twelve point forty-five percent (12.45%) to $83,030,000, yielding an average rate of ten point twenty-three percent (10.23%).

    Under-performing assets consist of (1) non-accrual loans on which the ultimate collectibility of the full amount of interest is uncertain but the principal is currently considered fully collectible, (2) loans past due

[photo]      Harry O. Egger
             "Board members invest time, energy, experience and knowledge in our Corporation. It is my challenge to make sure we make the most of their investment."

ninety (90) days or more as to principal or interest and (3) other real estate owned. Under-performing assets as of December 31, 1995 were $4,150,000.
    The Corporation provides, as expense, an amount which reflects expected loan losses. This provision is based on the growth of the loan portfolio, local economic conditions, and on recent loan loss experience and is called the provision for loan losses in the Consolidated Statement of Income. Actual losses on loans are charged against the reserve built up on the Consolidated Statement of Condition through the allowance for loan losses. The amount of loans actually removed as assets from the Consolidated Statement of Condition is referred to as charge-offs. Netting out recoveries on previously charged-off assets with current year charge-offs provides net charge-offs.
    Net charge-offs in 1995 increased to $605,000 from $416,000 in 1994. The provision for loan losses was $800,000 in 1995 and 1994. The allowance for loan losses at December 31, 1995 was equivalent to one point nineteen percent (1.19%) of loans outstanding.
    The following table presents loan loss data for the most recent five (5) year period.

(000's)                       1995          1994          1993          1992          1991
==========================================================================================

Balance at Jan. 1        $   3,546     $   3,162     $   3,010     $   2,779     $   2,591
Provision for loan
   losses                      800           800           900         1,100          (700)
Loans charged off             (868)         (608)       (1,049)       (1,071)         (714)
   Recoveries of loans
   previously
   charged off                 263           192           301           202           202
                               ---           ---           ---           ---           ---
Balance at Dec. 31       $   3,741     $   3,546     $   3,162     $   3,010     $   2,779
Loans outstanding
   at Dec. 31            $ 314,575     $ 314,051     $ 279,566     $ 262,343     $ 240,742
Reserve as a
   percent of loans           1.19%         1.13%         1.13%         1.15%         1.15%
Net loan losses to
   average loans              0.19%         0.14%         0.28%         0.34%         0.23%

LIQUIDITY AND INTEREST RATE SENSITIVITY

    The Corporation's Asset/Liability Management Committee is charged with the responsibility of maintaining an adequate level of liquidity and of managing the risks associated with interest rate changes while sustaining a stable growth in net interest income. The maintenance of an adequate level of liquidity is necessary to ensure that sufficient funds are available to meet customer loan demand and deposit withdrawals. The asset liquidity sources consist of short term marketable securities, federal funds sold, maturing loans and certificates of deposit. Interest rate management seeks to maintain a balance between steady net interest growth and the risks associated with interest rate fluctuations.The strategy is to minimize interest rate risk through the matching of the repricing period of interest earning assets and interest bearing liabilities.

    The Corporation has a net asset position of $77,122,000 at the one (1) year interval or a sensitivity ratio of one point forty-two (1.42). This ratio indicates that, in a declining interest rate environment, those assets that are due to reprice would be replaced at a decreased interest yield at a faster pace than maturing liabilities, having a negative impact on the net interest margin. In an increasing rate environment, those assets that are due to reprice would be replaced at a higher interest yield, improving the net interest margin.

CAPITAL RESOURCES

    Federal Reserve Board standards require banks and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support on a risk-adjusted basis, certain off-balance-sheet activities such as loan commitments.

   The Federal Reserve Board standards classify capital into tiers. All banks are required to meet a minimum ratio of eight point zero percent (8.0%) of qualifying total capital to risk-adjusted total assets.

   Security Banc Corporation maintains a high level of capital as a margin of safety for its stockholders and depositors. Applying the new risk-based capital guidelines; total capital to total risk-weighted assets was twenty-one point ninty-nine percent (21.99%) in 1995 and twenty point seventy-seven percent (20.77%) in 1994, well above the minimum established guidelines.

MARKET INFORMATION

    Security Banc Corporation stock is traded in the over-the-counter market. The following table sets forth the sales prices for the common stock during the periods indicated.

                           1995                1994

===================================================================
   Quarter Ended   High Bid   Low Bid    High Bid     Low Bid

   March 31        $25.38     $24.00      $22.00       $22.00
   June 30         $26.25     $25.38      $22.88       $22.00
   September 30    $27.25     $26.25      $23.00       $22.88
   December 31     $28.50     $27.25      $24.00       $23.00

    As of December 31, 1995, the Corporation had 1,205 shareholders of record. Cash dividends paid per share were $.73.

Thomas Veskauf, Gorman, Veskauf, Henson &
Winberg Attorneys

"It is the responsibility of the Board of Directors to     [photo]
act on behalf of the shareholders. We are their representatives and we must consider their interests."

QUARTERLY INFORMATION
                                             First      Second       Third     Fourth
(000's except per share data)                Quarter    Quarter     Quarter    Quarter

=======================================================================================
1995
    Interest & Fee Income.............      $  9,386   $ 10,036    $ 10,110   $ 10,213
    Interest Expense..................         3,289      3,555       3,640      3,710
                                               -----      -----       -----      -----
  Net Interest Income ................         6,097      6,481       6,470      6,503
    Provision for Loan Losses                    200        200         200        200
    Other Operating Income
     Investment
       securities gains...............             0        (96)        106          0
     All Other .......................         1,008        980       1,082      1,258
    Operating Expense ................         3,337      3,483       3,137      3,351
                                               -----      -----       -----      -----
  Income before Income Taxes                   3,568      3,682       4,321      4,030
    Provision for Income Tax                     996      1,057       1,255      1,211
                                                 ---      -----       -----      -----
  Net Income .........................         2,572      2,625       3,066      2,819
Per Share
  Net Income .........................          0.51       0.51        0.60       0.55
  Cash Dividends Paid ................          0.17       0.17        0.17       0.22
  Market Price .......................         25.38      26.25       27.25      28.50

1994
    Interest & Fee Income.............      $  8,468   $  8,590    $  9,011   $  9,350
    Interest Expense .................         2,686      2,699       2,925      3,227
                                               -----      -----       -----      -----
  Net Interest Income ................         5,782      5,891       6,086      6,123
    Provision for Loan Losses                    200        200         200        200
    Other Operating Income
     Investment
       securities gains...............           316          0           0          0
     All Other........................         1,066        938       1,042      1,115
    Operating Expense ................         3,493      3,365       3,188      3,188
                                               -----      -----       -----      -----
  Income before Income Taxes                   3,471      3,264       3,740      3,850
    Provision for Income Tax                     964        919       1,044      1,094
                                                 ---        ---       -----      -----
  Net Income .........................         2,507      2,345       2,696      2,756
Per Share
  Net Income .........................          0.50       0.46        0.53       0.54
  Cash Dividends Paid ................          0.15       0.15        0.15       0.21
  Market Price .......................      $  22.00   $  22.88    $  23.00   $  24.00


Total Capital   (Thousands)

   1995       1994      1993      1992      1991
$72,786    $64,196   $57,925   $51,077   $44,678


[photo]   Larry Ewald, Process Equipment

          "Our purpose as a Board is to be aware of trends in banking and the needs of our customers. We must respond with state-of-the-art financial products that provide comprehensive services while maintaining profitability for the Corporation."

Report of Independent Auditors

Board of Directors

Security Banc Corporation

We have audited the accompanying consolidated statement of condition of Security Banc Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Banc Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio
January 11, 1996

[PHOTO]  Richard Kramer, Fulmer Supermarkets, Inc.

         "A keen awareness of the constant changes in supply and demand is absolutely necessary to maintain a competitive edge in customer service and corporate profitability."

Consolidated Statement of Condition

AS OF DECEMBER 31, 1995 AND 1994 (000's)


                                                                                                1995                1994
                                                                                                ----                ----
ASSETS
     Cash and due from banks............................................................   $   21,658          $   24,839
     Federal funds sold.................................................................       34,800               4,250
                                                                                           ----------          ----------

         Total Cash and Cash Equivalents................................................       56,458              29,089

     Interest bearing deposits with other banks.........................................            0                 686
     Investments (Market value $151,784 in 1995)........................................      150,013             162,289
                 (Market value $164,318 in 1994)

     LOANS:
         Commercial and agricultural....................................................      148,957             145,942
         Real estate....................................................................       88,198              89,091
         Consumer.......................................................................       77,420              79,018
                                                                                           ----------          ----------

                Total Loans.............................................................      314,575             314,051

         Less allowance for loan losses.................................................        3,741               3,546
                                                                                           ----------          ----------

               Net Loans................................................................      310,834             310,505

     Premises and equipment.............................................................        5,182               5,136
     Other assets.......................................................................       13,488              13,276
                                                                                           ----------          ----------

     TOTAL ASSETS.......................................................................   $  535,975          $  520,981
                                                                                           ==========          ==========

LIABILITIES
     Non-interest bearing deposits......................................................   $   86,682          $   79,532
     Interest bearing demand deposits...................................................       73,140              79,751
     Savings deposits...................................................................      101,741             112,696
     Time deposits, $100,000 and over...................................................       24,874              16,567
     Other time deposits................................................................      149,819             138,221
                                                                                           ----------          ----------

         Total Deposits.................................................................      436,256             426,767

     Federal funds purchased and securities
       sold under agreement to repurchase...............................................       24,293              27,284
     Other liabilities..................................................................        2,640               2,734
                                                                                           ----------          ----------
     TOTAL LIABILITIES..................................................................      463,189             456,785

SHAREHOLDERS' EQUITY
     Common Stock ($3.125 Par Value, 1995;..............................................       16,710              16,693
       $6.25 Par Value, 1994)
       authorized 11,000,000 shares
       issued 5,347,234 shares, 1995
       issued 2,670,942 shares, 1994
     Surplus............................................................................       17,883              17,842
     Retained Earnings..................................................................       41,178              33,823
     Unrealized gains and (losses)......................................................          208                (969)
     Less: Treasury Stock...............................................................        3,193               3,193
                                                                                           ----------          ----------
       240,600 shares in 1995 and 120,300 in 1994

TOTAL SHAREHOLDERS' EQUITY..............................................................       72,786              64,196
                                                                                           ----------          ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................................   $  535,975          $  520,981
                                                                                           ==========          ==========

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (000's)

                                                                                 1995             1994          1993
                                                                               ---------        ---------     ---------
INTEREST AND FEE INCOME
     Loans.................................................................    $  29,042         $ 25,309     $  23,372
     Interest bearing deposits with other banks............................            5              120           108
     Federal funds sold....................................................        1,327              372           841
     Investments-taxable...................................................        7,033            6,629         6,767
     Investments-tax exempt................................................        2,338            2,989         3,448
                                                                               ---------        ---------     ---------

          Total Interest and Fee Income....................................       39,745           35,419        34,536

INTEREST EXPENSE
     Deposits of $100,000 and over.........................................        1,066              595           475
     Other deposits........................................................       11,850           10,129        11,492
     Federal funds purchased and securities
       sold under agreement to repurchase..................................        1,238              787           445
     Demand notes to U.S. Treasury.........................................           40               26            19
                                                                               ---------        ---------     ---------

          Total Interest Expense...........................................       14,194           11,537        12,431
                                                                               ---------        ---------     ---------

NET INTEREST INCOME .......................................................       25,551           23,882        22,105
     Provision for loan losses.............................................          800              800           900
                                                                               ---------        ---------     ---------

     Net interest income after provision for loan losses...................       24,751           23,082        21,205

OTHER OPERATING INCOME
     Trust income..........................................................        1,464            1,208         1,115
     Service charges on deposit accounts...................................        2,126            2,230         2,012
     Securities gains......................................................           10              316           714
     Other income..........................................................          738              723           461
                                                                               ---------        ---------     ---------

          Total Other Operating Income.....................................        4,338            4,477         4,302

OPERATING EXPENSE
     Salaries and employee benefits........................................        6,773            6,275         5,965
     Equipment and occupancy, net..........................................        1,439            1,327         1,335
     Amortization of intangibles...........................................           71              234           532
     Other operating expense...............................................        5,205            5,398         5,016
                                                                               ---------        ---------     ---------

          Total Operating Expenses.........................................       13,488           13,234        12,848
                                                                               ---------        ---------     ---------

INCOME BEFORE INCOME TAXES ................................................       15,601           14,325        12,659
     Provision for income tax..............................................        4,519            4,021         3,094
                                                                               ---------        ---------     ---------

          NET INCOME.......................................................    $  11,082         $ 10,304     $   9,565
                                                                               =========        =========     =========

 PER SHARE DATA (WHOLE DOLLARS)
     Net income............................................................    $   2.17          $  2.03      $    1.89
     Cash dividends........................................................    $   0.73          $  0.66      $    0.60

Weighted average share outstanding.........................................    5,104,943        5,089,496     5,056,012

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993 (000's)

                                                                                       Unrealized
                                               Common                    Retained      gains and   Treasury
                                                Stock      Surplus       Earnings       (losses)    Stock        Total
                                               ------      -------       --------      ---------   --------      -----
Balance at January 1, 1993................   $  16,469    $ 17,438      $   20,350           0    ($  3,180)    $  51,077
     Net income...........................           0           0           9,565           0            0         9,565
     Cash dividends.......................           0           0          (3,037)          0            0        (3,037)
     Exercise of stock options............         119         201               0           0            0           320
                                             ---------    --------      ----------       -----     --------     ---------
Balance at December 31, 1993..............   $  16,588    $ 17,639      $   26,878           0    ($  3,180)    $  57,925
     Adjustment to beginning balance
       for change in accounting method,
       net of income taxes of $767........           0           0               0       1,490            0         1,490
     Net income...........................           0           0          10,304           0            0        10,304
     Cash dividends.......................           0           0          (3,359)          0            0        (3,359)
     Exercise of stock options............         105         203               0           0            0           308
     Purchase of treasury stock...........           0           0               0           0          (13)          (13)
     Change in unrealized gains and (losses)
       net of income taxes of $1,267......           0           0               0      (2,459)           0        (2,459)
                                             ---------    --------      ----------       -----     --------     ---------
Balance at December 31, 1994..............   $  16,693    $ 17,842      $   33,823      ($ 969)   ($  3,193)    $  64,196
     Net income...........................           0           0          11,082           0            0        11,082
     Cash dividends.......................           0           0          (3,727)          0            0        (3,727)
     Exercise of stock options............          17          41               0           0            0            58
     Purchase of treasury stock...........           0           0               0           0            0             0
     Change in unrealized gains and (losses)
       net of income taxes of $634........           0           0               0       1,177            0         1,177
                                             ---------    --------      ----------       -----     --------     ---------
Balance at December 31, 1995..............   $  16,710    $ 17,883      $   41,178       $ 208    ($  3,193)    $  72,786
                                             =========    ========      ==========       =====     ========     =========

See Notes to Consolidated Financial Statements.


[PHOTO JANE SCARFF]
Jane Scarff, Scarff's Nursery, Inc.
"Our opportunities for growth abound. However, we must make sure that every opportunity is matched with the proper conditions to nurture stability."

Consolidated Statement of Cash Flows
For the Years Ended December 31, 1995, 1994, and 1993 (000's)

                                                                                   1995            1994           1993
                                                                                  -------         -------        -------
Cash Flows From Operating Activities:
     Net income............................................................     $  11,082        $ 10,304     $    9,565
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation......................................................           540             475            420
         (Gain)/Loss on sale of the following:
             Investment Securities available for sale......................           (10)           (316)             0
             Investment Securities held to maturity........................             0               0           (714)
             Other Assets..................................................             8             (11)            (6)
         Provision for loan losses.........................................           800             800            900
         Amortization and accretion, net...................................        (1,291)          1,540          1,663
         Amortization of core deposit intangible...........................            71             234            532
         Change in other operating assets and liabilities, net.............          (989)         (4,399)           310

                 Total Adjustments.........................................          (871)         (1,677)         3,105
                                                                                  -------         -------        -------


          NET CASH PROVIDED BY OPERATING ACTIVITIES .......................        10,211           8,627         12,670

Cash Flows From Investing Activities:
     Net decrease (increase) in interest bearing deposits with other banks.           686           3,028         (1,657)
     Proceeds from maturities and sales of:
         Investment securities available for sale..........................       225,658          31,402              0
         Investment securities held to maturity............................         9,120           9,099         34,289
     Purchase of:
         Investment securities available for sale..........................      (219,412)           (759)             0
         Investment securities held to maturity............................             0         (30,902)       (47,874)
     Net increase in loans.................................................        (1,494)        (36,785)       (13,735)
     Proceeds from sale of other assets....................................           381           1,906            619
     Capital expenditures..................................................          (610)           (499)          (354)
     Net cash used in branch acquisition...................................             0               0         (2,476)
                                                                                  -------         -------        -------

         NET CASH USED IN INVESTING ACTIVITIES ............................        14,329         (23,510)       (31,188)

Cash Flows from Financing Activities:
     Net (decrease) increase in demand deposits, NOW accounts and
         savings accounts..................................................       (10,416)        (18,208)         4,501
     Net increase in certificates of deposit...............................        19,905          25,293          6,401
     Net (decrease) increase in short-term borrowed funds..................        (2,991)          4,323           (316)
     Purchase of treasury stock............................................             0             (13)             0
     Dividends paid........................................................        (3,727)         (3,359)        (3,037)
     Proceeds from exercise of stock options...............................            58             308            320
                                                                                  -------         -------        -------

        NET CASH PROVIDED BY FINANCING ACTIVITIES .........................         2,829           8,344          7,869
                                                                                  -------         -------        -------
Net increase (decrease) in cash and cash equivalents.......................        27,369          (6,539)       (10,649)
Cash and cash equivalents at beginning of year.............................        29,089          35,628         46,277
                                                                                  -------         -------        -------

Cash and Cash Equivalents at End of Year...................................       $56,458         $29,089        $35,628
                                                                                  =======         =======        =======

See Notes to Consolidated Financial Statments.

Notes to Consolidated Financial Statements

    December 31, 1995

1. ORGANIZATION

    The Corporation is a bank holding company headquartered in Springfield, Ohio. The bank, Security National Bank is engaged in the general commercial banking and trust business, primarily in Central Ohio.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting and reporting policies of Security Banc Corporation are based on generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the significant accounting policies followed by Security Banc Corporation.

CONSOLIDATION

    The consolidated financial statements include the accounts of Security Banc Corporation and its wholly owned subsidiaries, Security National Bank and Trust Co., and Security Community Urban Redevelopment Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

CORE DEPOSIT INTANGIBLE ASSET

    The acquired core deposit intangible asset is amortized on an accelerated basis over ten (10) years.

INVESTMENT SECURITIES

    Securities held-to-maturity and available-for-sale: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when Security Banc Corporation has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

    Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.

    The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

LOANS

    Loans are stated at the principal amount outstanding, net of unearned income. Interest income on other loans is primarily accrued using the simple interest method based on the principal amounts outstanding. Loan fees received in excess of direct costs involved in origination of a loan are amortized over the estimated loan term. Accrual of interest is discontinued when circumstances indicate that collection of loan principal is questionable.

    The company has adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. As a result of applying the new rules, certain impaired loans are reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of this statement did not have a material impact on Security Banc Corporation's financial statements.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The allowance for possible loan losses is available for loan charge-offs. The adequacy of the allowance is based on Management's continuous evaluation of key factors in the loan portfolio with consideration given to current economic conditions and past charge-off experience.

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of premises and equipment is determined using the straight-line method over the estimated lives of the respective assets. Maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized.

INCOME TAXES

    Certain income and expense items are accounted for in different time periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the financial statements for deferred taxes in recognition of these temporary differences.

NET INCOME PER SHARE

    Income per share is computed on the basis of weighted average shares outstanding.

CASH FLOWS

    For purposes of reporting cash flows, cash and cash requirements include cash on hand, amounts due from banks and federal funds sold. Federal funds are purchased for one-day periods.

    Interest paid by Security Banc Corporation in 1995, 1994 and 1993 was $14,867,000, $10,468,000, and $12,161,000, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the bank in estimating its fair value disclosures for financial instruments.

     Cash and cash equivalent and interest-bearing deposits with other banks:
The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

    Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (i.e., commercial, agricultural and consumer) are estimated using

[PHOTO]         Chester Walthall, Heat-Treating

                "The true strength of success is the ability to withstand extremes. Security Banc Corporation has remained stable and experienced continued growth through all economic conditions."

discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

    Off-balance-sheet instruments: The carrying amounts reported for Security Banc Corporation's off-balance-sheet instruments (letters of credit and lending commitments) approximate those assets' fair value.

    Deposit liabilities: The fair values disclosed for demand deposits (i.e., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    Short-term borrowings: The carrying amounts of federal funds purchased and securities sold under agreement to repurchase approximate their fair values.

RECLASSIFICATIONS

    Certain 1994 amounts have been reclassified to conform with the current year presentation.


2.  ACCOUNTING CHANGES

    The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" requires that long-lived assets and certain identifiable intangibles be reviewed for impairments. The Statement prescribes when assets should be reviewed, how to determine impairment , and what financial disclosures are necessary.

    Additionally, Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights" requires the recognition of rights to service loans for others as separate assets, however those servicing rights are acquired.

    Both of the Statements are effective for 1996. The Corporation does not expect the adoption of either of these pronouncements to have a material impact on the financial statements.


3. RESERVE BALANCE REQUIREMENTS

    The Security Banc Corporation's banking subsidiary is required to maintain certain daily cash and due from banks reserve balances in accordance with regulatory requirements. The balances maintained under such requirements were $8,909,000 at December 31, 1995 and $8,241,000 at December 31, 1994.



4. INVESTMENT SECURITIES

    The following table lists the book value and market value of debt securitites and other investments as of December 31.

(000)s                                                          1995
                                             -----------------------------------------
                                                         Gross         Gross
                                                     Unrealized     Unrealized  Market
                                             Cost        Gains        Losses     Value
                                             ----    ----------     ---------   ------
Available for Sale Investments
  U. S. Treasury ....................       $119,390   $    320   $      0    $119,710
Held to Maturity Investments
  Debt Securities
    U. S. Treasury ..................            605          5         (4)        606
    State and Political Subdivisions          27,192      1,754        (16)     28,930
    Mortgage Back Securities ........          1,468         36         (4)      1,500
                                            --------   --------       -----   --------
Total Debt Securities ...............         29,265      1,795        (24)     31,036
  Federal Reserve Stock and Other ...          1,038          0          0       1,038
                                            --------                          --------
Total Held to Maturity Investments...       $ 30,303   $  1,795       ($24)   $ 32,074
                                            ========   ========       =====   ========

    The market value of the available for sale investments ($119,710,000) plus the cost of the held to maturity investments ($30,303,000) is the total investments carrying value of $150,013,000.


(000)s                                                           1994
                                              ---------------------------------------
                                                        Gross       Gross
                                                      Unrealized  Unrealized   Market
                                              Cost       Gains     Losses      Value
                                              ----    ----------  ----------   ------
Available for Sale Investments
  U. S. Treasury ......................     $123,559   $      0   ($ 1,469)   $122,090
Held to Maturity Investments ..........
  Debt Securities
       U. S. Treasury .................        1,918          1        (25)      1,894
       State and Political Subdivisions       35,317      2,086        (77)     37,326
       Mortgage Back Securities .......        1,923         44          0       1,967
                                            --------  ---------    -------    --------
Total Debt Securities .................       39,158      2,131       (102)     41,187
  Federal Reserve Stock and Other .....        1,041          0          0       1,041
                                            --------  ---------    -------    --------
Total Held to Maturity Investments ....     $ 40,199   $  2,131   ($   102)   $ 42,228
                                            ========   ========    =======    ========


    The market value of the available for sale investments ($122,090,000) plus the cost of the held to maturity investments ($40,199,000) is the total investments carrying value of $162,289,000.



    The following tables summarizes the cost and market value of debt securities at December 31, 1995 and 1994 by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.



(000's)                                   1995                   1994
                                      ----------------      ---------------
                                                Market      Market
                                      Cost      Value       Cost      Value
                                      ----      -----       ----      ------
Available for Sale Investments
  Due in one year or less........   $ 58,813   $ 58,876   $ 89,312  $  88,506
  Due after one year and
    through five years ..........     60,577     60,834     34,247     33,584
                                    --------   --------   --------   --------
                                    $119,390  $ 119,710   $123,559   $122,090
                                    ========   ========   ========   ========
Held to Maturity Investments
  Due in one year or less.......    $  5,449   $  5,546   $  8,704   $  8,713
  Due after one year and
    through five years..........      20,853     22,291     27,031     28,927
  Due after five years and .....
     through ten years..........       1,495      1,699      1,500      1,580
  Due after ten years ..........           0          0          0          0
                                    $ 27,797   $ 29,536   $ 37,235   $ 39,220

Mortgage backed securities .....       1,468      1,500      1,923      1,967
                                    --------   --------   --------   --------
Total ..........................    $ 29,265   $ 31,036   $ 39,158   $ 41,187
                                    ========   ========   ========   ========

        Proceeds from sales of investments available for sale in 1995 were $190,648,000. Proceeds from sales of investments held to maturity in 1995 were $0. Gross gains on investments available for sale in 1995 were $254,000. Gross losses recognized on investments available for sale in 1995 were $244,000. Proceeds from sales of investments available for sale in 1994 were $31,402,000. Proceeds from sales of investments held to maturity in 1994 were 0. Gross gains on investments available for sale in 1994 were $326,000. Gross losses recognized on investments available for sale in 1994 were $10,000. Proceeds from sales of investments in debt securities were $23,713,000 in 1993. Gross gains of $714,000 were recognized in 1993. Gross losses recognized were $0 in 1993.

     The following table summarizes investment income for the years ended December 31.

(000's)                                       1995     1994      1993
                                              ----     ----      ----
U. S. Treasury Available for Sale.........   $6,794    $6,236  $     0
U. S. Treasury Held to Maturity...........       49       180    6,121
U. S. Government Agencies and Corporations      128       151      585
States and Political Subdivisions.........    2,338     2,989    3,448
Federal Reserve stock and other...........       62        62       61
                                             ------    ------  -------
     Total................................   $9,371    $9,618  $10,215
                                             ======    ======  =======

    Securities with a carrying value of $75,082,000 at December 31, 1995, and $69,630,000 at December 31, 1994, were pledged to secure deposits and repurchase agreements.


5. LOANS
    Loans as of December 31, by various categories, are as follows:


(000's)                                              1995      1994
                                                     ----      ----
Loans secured by real estate:
   Construction and land development....            $  6,566   $  3,216
   Secured by farmland..................               2,580        895
   Secured by residential properties....             113,805     79,540
   Secured by nonfarm nonresidential properties       29,783      5,440
Loans to finance agricultural production               6,267      8,097
Commercial and industrial loans.........              68,452    133,537
Loans to individuals for household, family and other  84,843     79,018
Tax exempt obligations                                 2,279      4,308
                                                     -------    -------
      TOTAL LOANS........................           $314,575   $314,051
                                                     =======    =======


    Nonperforming loans totaled $4,150,000 and $3,153,000 at December 31, 1995 and 1994, respectively. Nonaccrual loans included in these amounts totaled $2,516,000 and $2,592,000 at December 31, 1995 and 1994, respectively. Interest income not recorded on these loans was $243,000 in 1995, and $188,000 in 1994.

    The following table presents the aggregate amount of loans outstanding to directors and executive officers (including their related interests) as of December 31, 1995 and December 31, 1994, and an analysis of activity in such loans during 1995. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. These loans do not involve more than normal risk of collectibility or any other unfavorable features.

(000's)
Balance, December 31, 1994......................................... $8,961
  New Loans........................................................  8,418
  Repayments....................................................... 12,974
  Net Increase due to Change in Executive Officer/Director Status..    151
                                                                    ------
Balance, December 31, 1995......................................... $4,556
                                                                    ======

6. ALLOWANCE FOR LOAN LOSSES
    A summary of the activity in the allowance for loan losses is shown in the following table.

(000's)                               1995   1994    1993
                                      ----   ----    ----
Balance - beginning of year......... $3,546 $3,162  $3,010
  Charge-offs.......................   (868)  (608) (1,049)
  Recoveries........................    263    192     301
  Net charge-offs...................   (605)  (416)   (748)
  Provision for loan losses.........    800    800     900
                                     ------ ------  ------
Balance - end of year............... $3,741 $3,546  $3,162
                                     ====== ======  ======

7. PREMISES AND EQUIPMENT
    Premises and Equipment as of December 31, are summarized in the following table.

(000's)                                       1995   1994
                                              ----   ----
Land ....................................... $1,131  $1,131
Buildings...................................  4,677   4,665
Equipment...................................  4,304   4,030
Construction in process.....................      0       4
   Total premises and equipment............. 10,112   9,830
Less:  Accumulated depreciation
   and amortization.........................  4,930   4,694
                                             ------  ------
Net premises and equipment.................. $5,182  $5,136
                                             ======  ======

8. FEDERAL FUNDS PURCHASED AND SECURITIES
    SOLD UNDER AGREEMENT TO REPURCHASE
    The following table is a summary of short-term borrowings at December 31.

(000's)                                         1995     1994
                                                ----     -----

Federal funds purchased........................ $    75 $   425
Securities sold under agreement to repurchase..  23,477  26,100
Demand note due U. S. Treasury.................     741     759
                                                ------- -------
   Total....................................... $24,293 $27,284
                                                ======= =======

    Securities sold under repurchase agreements represent borrowings with overnight maturities and U. S. Government Securities. The following table is a summary of securities pledged against the securities sold under agreement to repurchase contracts as of December 31:


(000's)                                1995             1994
                                  ---------------   ----------------
                                   Book   Market       Book  Market
U. S. Government Securities...... $45,617  $45,774   $35,360  $35,065


9. CAPITAL STOCK
    On May 29, 1995, a two for one stock dividend was recorded, payable June 9, 1995. All per share data prior to May 29, 1995 has been restated to reflect the effect of this stock dividend.


10. INCOME TAX
    The components of income tax expense are:


(000's)                                   1995      1994        1993
                                          ----      ----        ----
Federal income taxes currently payable.  $4,616    $ 3,972    $  3,111
  Deferred tax provision...............     (97)        49         (17)
                                         ------    -------    --------
Total income tax expense...............  $4,519    $ 4,021    $  3,094
                                         ======    =======    ========

    A reconciliation of income tax expense at the statutory rate to income tax expense at the company's effective rate is as follows:


(000's)                                1995      1994      1993
                                       ----      ----      ----
Computed tax at the statutory rate.... $5,460   $ 4,871    $4,304
Tax effect of tax free income and
   non-deductible interest expense....   (900)   (1,036)   (1,195)
Adjustment to provision...............    (41)      115       (63)
Other.................................      0        71        48
                                       ------   -------    ------
   Income Tax Expense................. $4,519   $ 4,021    $3,094
                                       ======   =======    ======

     Income taxes paid were $4,750,000, $4,106,000 and $3,101,000 in 1995,
1994, and 1993, respectively. Income tax expense associated with security gains were $3,500 in 1995, $107,000 in 1994, and $243,000 in 1993.

    Significant components of the Corporation's deferred tax assets and liabilities at December 1995 and 1994 are as follows:




Deferred Assets                             1995                1994

  Allowance for loan losses.............  $1,056,590      $   916,385
  Mark-to-market adjustment.............    (112,057)         513,910
  Other.................................     230,419          217,493
                                          ----------       ----------
  Total deferred assets.................   1,174,952        1,647,788

Deferred Liabilities
  Employee benefits.....................     119,897         101,525
  Depreciation..........................     153,555         153,555
  Other.................................     179,505         141,200
                                          ----------       ----------
  Total deferred liabilities............     452,957         396,280
                                          ----------       ----------
Net deferred assets.....................  $  721,995      $1,251,508
                                          ==========      ==========

11. STOCK OPTIONS

    Shareholders of Security Banc Corporation approved adoption of the Security Banc Corporation 1987 and 1995 Stock Option Plans. The plans provide for the grant to certain key managerial personnel options to purchase shares of common stock at the stock's fair value at the date of grant. The aggregate number of common shares of the Corporation which may be issued under the plans are two hundred forty thousand (240,000) shares.

    As of December 31, 1995 and 1994, there were 176,480 incentive stock options granted with weighted average per share exercise price of $10.06. As of December 31, 1995 and 1994 there were 74,446 and 79,796 incentive stock options outstanding. Per the plan agreement, stock options available to be exercised as of December 31, 1995 are 69,846 shares (72,756 shares at December 31, 1994). During 1995, 5,350 incentive options were exercised at $58,000. When options are exercised, the excess of the options prices over par value is credited to surplus. During 1994, 33,664 incentive options were exercised at $308,000.



12.  DIVIDEND RESTRICTION

    The payment of dividends is subject to various regulatory restrictions. As of December 31, 1995, approximately $22,440,000 of retained earnings was available for the payment of dividends.



13.  RETIREMENT PLANS

    Security Banc Corporation has a non-contributory defined benefit pension plan that covers all employees who have reached the age of twenty-one (21) and have one thousand (1,000) hours of service during their anniversary year. The amount of the benefit is determined pursuant to a formula contained in the retirement plan which, among other things, takes into account the employee's average earnings in the highest sixty (60) consecutive calendar months. Accrued benefits are fully vested after five (5) years of service. Security Banc Corporation's funding policy is to make annual contributions to the plan which at least equals the minimum required contributions.

    Disclosure of net periodic Pension cost for 1995, 1994, and 1993 is as follows:

(000's)                                              1995  1994  1993
                                                     ----  ----  ----
Service cost - benefit earned during the period... $  275  $ 263  $271
Interest cost on projected benefit obligation.....    467    463   439
Actual (return) on plan assets.................... (1,263)   187  (359)
Net amortization and deferral.....................    795   (746) (146)
                                                   ------  -----  ----
   Net pension expense............................ $  275  $ 167  $205
                                                   ======  =====  ====




    The following table sets forth the plan's funded status and amount recognized in Security Banc Corporation's consolidated statement of condition as of December 31, 1995 and 1994.


(000's)                                                      1995      1994
                                                            -----      -----
Reconciliation of funded status:
Projected benefit obligation............................   ($6,497)   ($6,179)
Plan assets at fair value...............................     6,761      5,709
                                                            ------     ------
Plan assets in excess (deficient) of projected
   benefit obligation...................................       264       (470)
Unrecognized prior service cost.........................       (18)       (19)
Unrecognized net (gain) loss due
  to experience different from assumptions made.........       354      1,079
Initial transition asset being recognized over 15 years.      (257)      (300)
                                                            ------     ------
Prepaid pension cost included in other assets...........    $  343     $  290
                                                            ======     ======

(The Accumulated Benefit Obligation including the vested benefit obligation is $4,704,516.) Assumptions used in accounting for the Plan were:

(000's)                                      1995  1994   1993
                                             ----  ----   ----
Settlement rate..........................    7.5%  7.5%   7.5%
Return on assets.........................    8.0%  8.0%   8.0%
Salary growth............................    4.5%  4.5%   4.5%


    Plan assets consist of U.S. Treasury notes and bonds and common stock equities.



14. COMMITMENTS AND CONTINGENT LIABILITIES

    Security Banc Corporation has various commitments and contingent liabilities outstanding, such as letters of credit and loan commitments, that are not reflected in the consolidated financial statements. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Loan commitments are made to accommodate the financial needs of Security Banc Corporation's customers. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to Security Banc Corporation's normal credit policies. Collateral is obtained based on Management's credit assessment of the customer.

    Unfunded loan commitments and unused lines of credit as of December 31, 1995 were $82,339,000. The aggregate amount of outstanding letters of credit was $2,562,000 at December 31, 1995. No significant losses are anticipated as a result of these commitments.



15. OTHER EXPENSE

    The following table is a summary of categories deemed significant in relationship to Other Expense as of December 31:


(000's)                                 1995    1994    1993
                                        ----    ----    ----
FDIC assessment......................  $  487   $ 925  $ 885
Franchise tax........................     963     871    791
Computer service.....................     881     844    867
Stationery and supplies..............     559     410    381
Other items..........................   2,315   2,348  2,092
                                       ------  ------ ------
Total................................  $5,205  $5,398 $5,016
                                       ======  ====== ======

16. LOAN FEES AND RELATED COSTS

    Loan origination and commitment fees received in excess of direct costs related to the origination of a loan are amortized to income over the term of the loan. As of December 31, 1995, and 1994, Security Banc Corporation had unamortized loan fees of $392,000 and $476,000, respectively.

17. 401(K) PROFIT SHARING SAVINGS PLAN

    All employees of Security National Bank become eligible participants in the plan when they have completed one (1) year of eligibility service; have worked at least five hundred (500) hours and are at least age twenty-one (21). Eligible participants may make contributions to the plan by deferring up to fifteen percent (15%) of their annual earnings.

    The Board of Directors of Security National Bank annually determine the bank's matching contribution to the plan. For the plan year ended December 31,1995 and December 31, 1994, the matching contribution was fifty percent (50%) of the employee's contribution up to the first six percent (6%) of annual earnings contributed by the participant. The contribution by the bank for 1995,1994, and 1993 was $110,000, $105,000, and $101,000, respectively.

    Employee contributions are one hundred percent (100%) vested immediately. The bank's matching contributions are vested at twenty percent (20%) for each year of eligibility service, based on five (5) year vesting schedule.



18. FAIR VALUES OF FINANCIAL INSTRUMENTS

    FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the bank.

    The estimated fair values of the bank's financial instruments not disclosed elsewhere are as follows:



(000's)                                1995               1994
                                  --------------   -----------------
                                  Carrying  Fair   Carrying     Fair
                                   Value    Value    Value     Value
LOANS
  Commercial and Agriculture......$150,927 $149,866 $145,942  $143,810
  Real Estate.....................  89,127   89,976   89,091    84,350
  Consumer........................  77,825   77,758   79,018    75,517

DEPOSITS
  Non Interest-Bearing Deposits...$ 86,682 $ 86,682 $ 79,532  $ 79,532
  Interest-Bearing Demand Deposits  73,183   73,183   79,751    79,751
  Savings Deposits................ 101,741  101,741  112,696   112,696
  Time Deposits................... 175,944  177,078  154,788   154,493




[PHOTO]         Larry Kaffenbarger, Kaffenbarger
                Truck Equipment Co.

                "If you've built a solid framework, you can adapt to changes in the economy, the community and the consumer market. Security Banc is solid and by adapting consistently provides shareholders with a return on their investment."

OFFICERS AND MANAGEMENT
of Security National Bank and Trust Co.




Harry O. Egger
  Chairman of the Board,
  President, and Chief
  Executive Officer


LOANS

William C. Fralick
   Vice President

   COMMERCIAL

   Gary L. Linn
     Vice President

   Norman D. Filburn
     Vice President

   Jeffrey A. Darding
     Vice President

   Merrill E. Wells
     Vice President

   Michael B. Warnecke
     Vice President

   Thomas A. Goodfellow
     Assistant Vice President

   Peter W. Foreman
     Commercial Banking Officer

   REAL ESTATE

   Gary J. Seitz
     Mortgage Banking Officer

   CONSUMER

   Steve D. Hopkins, Jr.
     Vice President

   Ernest R. Picklesimer
     Consumer Lender

   H. Lewis Eblin
     Credit Department Manager


MANAGEMENT SERVICES

   Allan W. Macbeth
     Vice President

   Charles E. Imel
     Director of Operations

   Stella M. Grasmick
     Assistant Vice President


FINANCIAL SERVICES

   J. William Stapleton
     Vice President

  Thomas L. Miller
     Controller

   Sharon K. Boysel
     Accounting Officer


HUMAN RESOURCES

   Thomas L. Locke
     Director of Human Resources


MARKETING/RETAIL

   Glenda S. Greenwood
     Director of Marketing

   BRANCH ADMINISTRATION

   William A. Creed
     Vice President


TRUST

   Daniel M. O'Keefe
     Vice President

   Richard O. Matthies
     Vice President

   James A. Kreckman
     Assistant Vice President

   Brenda S. Haybarker
     Assistant Vice President

   Mary L. Goddard
     Trust Officer

   Margaret E. Thornton
     Assistant Trust Officer


AUDIT

   Margaret A. Chapman
     Auditor


COMPLIANCE

   Margaret L. Foley
     Compliance Officer


MAIN OFFICE

  Janet R. Heck
   Operations Supervisor

EAST MAIN OFFICE

  Linda R. Swank
   Branch Manager

ENON OFFICE

  Karen S. Gibson
   Assistant Vice President -Manager

MEDWAY OFFICE

  John W. Cole
   Retail Banking Representative

JAMESTOWN OFFICE

  Barbara S. Hennigan
   Assistant Vice President -Manager

NEW CARLISLE OFFICE

  Donald C. Barnhart
   Vice President

  C. Alan Bobo
   Assistant Vice President -Manager

NORTH LIMESTONE OFFICE

  Joyce E. Sheridan
   Branch Manager

NORTHRIDGE OFFICE

  Judith A. Hopkins
   Branch Manager

PARK LAYNE OFFICE

  Ruby B. Finch
   Branch Manager

SHAWNEE OFFICE

  Barbara S. Hennigan
   Assistant Vice President -Manager

SOUTH CHARLESTON OFFICE

  Larry A. Motter
   Branch Manager

WESTERN OFFICE

  Martha E. Graham
   Branch Manager

XENIA DOWNTOWN OFFICE

  Gregg E. Hebrank
   Assistant Vice President -Manager

  Janet L. Sandifer
   Vice President - Commercial Loan Officer

XENIA PLAZA OFFICE

  Richard E. Coffelt
   Branch Manager

DIRECTORS
of Security Banc Corporation and Security National Bank and Trust Co.

Harry O. Egger
  Chairman of the Board,
  President, and Chief Executive Officer
  of the Corporation and
  Security National Bank and Trust Co.

Larry D. Ewald
  President
  Process Equipment Co.

Dwight W. Hollenbeck
  Chairman of the Board
  The Credit Life Companies, Inc.

Richard E. Kramer
  President and Chief
  Executive Officer
  Fulmer Supermarkets, Inc.

Larry E. Kaffenbarger
  President
  Kaffenbarger Truck Equipment Co.

Jane N. Scarff
  Vice President
  Scarff's Nursery, Inc.

W. Dean Sweet
  Chairman of the Board,
  Chief Executive Officer
  Sweet Manufacturing
  Company

Thomas J. Veskauf
  Partner
  Gorman, Veskauf,
  Henson & Wineberg
  Attorneys

Chester L. Walthall
  President
  Heat-Treating, Inc.

Directors Emeritus
  Robert B. Gordon
  Roger W. Kadel
  Samuel F. Lamb
  Fred R. Leventhal
  Paul L. Robe


OFFICERS
of Security Banc Corporation

Harry O. Egger
  Chairman of the Board,
  President, and Chief
  Executive Officer

William C. Fralick
  Vice President

Daniel M. O'Keefe
  Vice President

J. William Stapleton
  Vice President

             FORM 10-Q -- QUARTERLY REPORT UNDER SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              (AS LAST AMENDED IN REL. NO. 34-26589, EFF. 4/12/89)
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                    FORM 10-Q
                                   (MARK ONE)

/X/ Quarterly Report Pursuant to Section 13 or 15 (d) of the Securities Exchange
    Act of 1934.
    For the period ended               March 31, 1996

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities and
    Exchange Act of 1934.
    For the transition period from          to          Commission File
    Number:                          0-13655

                            Security Banc Corporation
             (Exact name of registrant as specified in its charter)

           Ohio                                                 31-1133284
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)

                40 South Limestone Street, Springfield, OH     45502
               (Address of principal executive offices)     (Zip Code)

                                 (513) 324-6920
              (Registrant's telephone number, including area code)


      (Former name, former address and former fiscal year, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            X   Yes      No
                           ---       ---

Indicate the number of shares outstanding of each of the registrant's classes of common stock.

            Class                               Outstanding at April 16, 1996
- ------------------------------                  -----------------------------
Common Stock,  $3.125 Par Value                      5,107,834

                   SECURITY BANC CORPORATION AND SUBSIDIARIES


INDEX


                                                                                         PAGE NO.
Part I - Financial Information

         Item 1 - Financial Statements:

                  Consolidated Condensed Balance Sheets
                  March 31, 1996 and December 31, l995                                      3

                  Consolidated Condensed Statements of Income
                  for the three (3) months ended March 31, l996
                  and March 31, 1995.                                                       4

                  Consolidated Condensed Statements of Cash
                  Flows for the three  (3) months ended March 31,
                  1996 and March 31, 1995.                                                  5

                  Notes to Consolidated Condensed Financial
                  Statements.                                                               6

         Item 2 -  Management's Discussion and Analysis of
                     Condition and Results of Operations                                    7-8

Part II - Other Information                                                                 9-11

Signature                                                                                  12

PART I  ITEM 1 - FINANCIAL STATEMENTS

                           SECURITY BANC CORPORATION
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                   (UNAUDITED)

                                                                  March 31     Dec 31
                                                                     1996       1995
                                                                   --------   --------
                                                                      (in thousands)
ASSETS
Cash and due from banks                                            $ 18,176   $ 21,658
Federal funds sold                                                   27,450     34,800
                                                                   --------   --------
                  TOTAL CASH AND CASH EQUIVALENT                     45,626     56,458
                                                                   --------   --------
Investments (Market Value $164,063 @ 3-31-96,
                         $151,784 @ 12-31-95)                       162,556    150,013

Loans:  Commercial and agricultural                                 151,584    148,957
        Real estate and mortgage                                     89,243     88,198
        Consumer                                                     77,367     77,420
                                                                   --------   --------
                   TOTAL LOANS                                      318,194    314,575

Less:  Allowance for Loan Losses                                      3,828      3,741
                                                                   --------   --------
                   NET LOANS                                        314,366    310,834

Premises & Equipment                                                  5,075      5,182
Other Assets                                                         14,389     13,488
                                                                   --------   --------
                  TOTAL ASSETS                                     $542,012   $535,975
                                                                   ========   ========
LIABILITIES
Non-interest bearing deposits                                        81,117     86,682
Interest bearing demand deposits                                     69,855     73,140
Savings deposits                                                    104,770    101,741
Time deposits, $100,000 and over                                     29,227     24,874
Other time deposits                                                 152,359    149,819
                                                                   --------   --------
                  TOTAL DEPOSITS                                    437,328    436,256

Fed funds purchased and securities sold
 under agreement to repurchase                                       26,587     24,293
Other liabilities                                                     3,950      2,640
                                                                   --------   --------
                  TOTAL LIABILITIES                                $467,865   $463,189
                                                                   --------   --------
SHAREHOLDERS'S EQUITY
Common Stock (Par Value $3.125)                                    $ 16,714   $ 16,710
Shares authorized 11,000,000
Shares issued     5,348,434 - 1996
                  5,347,234 - 1995
Surplus                                                              17,894     17,883
Retained earnings                                                    43,052     41,178
Net unrealized (loss)gain on investment securities classified
     as available for sale (net of income tax)                         (320)       208

       Less:  Treasury Stock, 240,600 shares                          3,193      3,193
                                                                   --------   --------
TOTAL SHAREHOLDERS' EQUITY                                           74,147     72,786
                                                                   --------   --------
           TOTAL LIABILITIES &
                SHAREHOLDER'S EQUITY                               $542,012   $535,975
                                                                   ========   ========

See notes to Consolidated Condensed Financial Statements

                           SECURITY BANC CORPORATION
                   CONSOLIDATED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)



                                                 Three Months Ended
                                                 March 31, March 31,
                                                   1996     1995
                                                   -----   -----
                                                 (in thousands except
                                                   per share data)
Interest Income                                  $ 9,788 $ 9,386
Interest Expense                                   3,663   3,289
                                                   -----   -----

NET INTEREST INCOME                                6,125   6,097

Provision for loan losses                            200     200
                                                   -----   -----
       NET INTEREST INCOME AFTER PROVISION FOR
         LOAN LOSSES                               5,925   5,897

OTHER OPERATING INCOME
       Trust Income                                  330     300
       Service charges on deposit accounts           517     531
       Securities, Gains (Losses)                    358       0
       Other charges, rents and fees                 233     177
                                                   -----   -----
                    TOTAL OTHER OPERATING INCOME   1,438   1,008

OPERATING EXPENSES
       Salaries and employee benefits              1,706   1,600
       Equipment and occupancy expense               400     335
       Other operating expense                     1,254   1,402
                                                   -----   -----
                    TOTAL OPERATING EXPENSE        3,360   3,337

INCOME BEFORE TAXES                                4,003   3,568
       Income taxes (See Note 1)                   1,157     996
                                                   -----   -----
NET INCOME                                       $ 2,846 $ 2,572
                                                   =====   =====

       Per share*                                  $ .56   $ .51

       Cash dividends
          per share                                $ .19   $ .17


*Earnings per common share is calculated using weighted average shares outstanding of 5,107,370 for 1996 and 5,102,071 for 1995.

See notes to Consolidated Condensed Financial Statements.

                           SECURITY BANC CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                             Three Months Ended
                                                            March 31    March 31
                                                              1996        1995
                                                            --------    -------
                                                               (in thousands)
Cash Flows From Operating Activities:
    Net income                                               $ 2,846    $ 2,572
    Adjustments to reconcile net income to net
         cash provided by operating activities:
       Depreciation                                              144        122
       Gain on sale of Investment Securities AFS                (358)         0
       Provisions for loan losses                                200        200
       Amortization and accretion, Net                           239        321
       Amortization of core deposit intangibles                   13         18
       Change in other operating assets/liabilities, net         680        119
                                                            --------    -------
     Total adjustments                                           918        780
                                                            --------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                      3,764      3,352

Cash Flows from Investing Activities:
       Net decrease in interest bearing
         deposits with other banks                                 0        686
       Proceeds from maturities of invest. securities AFS          0     35,000
       Proceeds from maturities of invest. securities HTM      2,809      5,627
       Proceeds from sales of investment securities AFS      104,872          0
       Purchase of investment securities AFS                (120,918)         0
       Net increase in loans                                  (4,049)    (4,012)
       Proceeds from sale of loans                               317         47
       Capital expenditures                                      (37)      (220)
                                                            --------    -------
NET CASH USED IN INVESTING ACTIVITIES                        (17,006)    37,128

Cash Flows from Financing Activities:
        Net decrease in demand deposits, NOW
          accounts and savings accounts                       (5,821)   (15,691)
        Net increase in certificates of deposit                6,893      9,455
        Net increase (decrease) in short term
           borrowed funds                                      2,294     (6,692)
        Dividends paid                                          (970)      (868)
        Proceeds from exercise of stock option                    14         15
        Purchase of Treasury Stock                                 0          0
                                                            --------    -------

NET CASH PROVIDED BY FINANCING ACTIVITIES                      2,410    (13,781)
                                                            --------    -------
Net (decrease)increase in cash and cash equivalents          (10,832)    26,699

Cash and cash equivalents at beginning of year                56,458     29,089
                                                            --------    -------
Cash and Cash Equivalents at March 31                        $45,626    $55,788
                                                            ========    =======

See Notes to Consolidated Financial Statements.

                            SECURITY BANC CORPORATION

                         NOTES TO CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

                                   (UNAUDITED)


NOTE A - PREPARATION OF FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited financial statements contain all adjustments consisting of normal re-occurring items necessary to present fairly the financial condition of the company as of March 31, l996 and the results of operations and cash flows for the three month periods ended March 31, 1996 and March 31, 1995.

NOTE B - TAXES

The effective tax rate of 29% is considerably lower than the statutory 35% because of investments made in tax exempt municipal securities. Security National Bank has approximately $24,300,000.00 invested in tax exempt municipal securities.

PART 1  ITEM 2

                            SECURITY BANC CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors which have affected the Registrant's financial condition and results of operations during the periods included in the consolidated financial statements enclosed with this filing.

RESULTS OF OPERATIONS

Net income was $2,846,000 for the first three months of 1996, compared to $2,572,000 for the same period in l995. Earnings per share were $.56 for the first three months, a 10% increase over last year's $.51.

Total assets were $542,012,000 at March 31, l996 compared to l995's assets of $510,519,000. For the first three months of l996, return on average equity was 15.41% and return on average assets was 2.13%.

Net interest income on a fully taxable equivalent basis for the first three months of l996 was $6,436,000 compared to the $6,462,000 realized in the same period of l995. This decrease resulted from a 5% increase in average earning assets and a decrease of 29 basis points in the net interest margin.

The allowance for loan losses was $3,828,000 in the first three months of l996 and $3,715,000 in the first three months of l995. The allowance for losses as a percent of loans and leases outstanding was 1.20% at March 31, l996 and l.17% at March 31, 1995.

Beginning in 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan". Under the new standard, the 1995 allowance for credit losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for credit losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The following table presents data concerning loans at risk at the end of each period.
(000s).

                         March 31,            December 31
                                    -------------------------------
                           1996     1995     1994     1993     1992
                           ----     ----     ----     ----     ----
Non-accrual loans         $4,753   $2,516   $2,592   $2,035   $1,734

Accruing loans past due
    90 days or more       $1,782    1,445      558      243      280

Restructured loans             0        0        0        0       97

Total other operating income was $1,438,000 and $1,008,000 during the first three months of 1996 and 1995 respectively. There was a 3% decrease in service charges on deposits, and a 32% increase in other charges, rents and fees. Total securities gains for the first three months of 1996 were $358,000 or $232,700 after tax. Total securities gains for the same period of 1995 were zero.

Part 1 ITEM 2 - Page 2

                            SECURITY BANC CORPORATION

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (Continued)

Total operating expenses increased during the first three months, 1% over the similar period of l995. Salaries, wages and employee benefits increased 7% over 1995. Equipment and net occupancy expenses during the first three months were $400,000 and $335,000 for 1996 and 1995 respectively, which reflects a 19% increase. Other operating expenses decreased 11% over 1995.

MATERIAL CHANGES IN FINANCIAL CONDITION

    The material changes that have occurred in the Registrant's financial condition during 1996 are as follows (000s):

                                                     March 31      Dec  31
                                                       1996         1995          $+/-         %+/-
                                                       ----         ----          ----         ----
            Cash and due from banks                  $ 18,176     $ 21,658       (3,482)        (16)
            Securities                                162,556      150,013       12,543           8
            Federal funds sold                         27,450       34,800       (7,350)        (21)
            Loans and leases                          318,194      314,575        3,619           1
            Funds purchased and repos                  26,587       24,293        2,294           9
            Demand Deposits
               Non interest bearing                    81,117       86,682       (5,565)         (6)
               Interest bearing                        69,855       73,140       (3,285)         (4)
            Savings Deposits                          104,770      101,741        3,029           3
            Time Deposits                             181,586      174,693        6,893           4

LIQUIDITY AND CAPITAL RESOURCES

     The maintenance of an adequate level of liquidity is necessary to ensure that sufficient funds are available to meet customers' loan demand and deposit withdrawals. The Corporation's liquidity sources consist of short term marketable securities, maturing loans, and Federal Funds sold. The Corporation has a net asset position of $15,804,000 at the one year interval or a sensitivity ratio of 1.08.

CAPITAL RESOURCES

     The table below illustrates the Company's regulatory capital ratios at March 31,1996 under the year end 1992 requirements: (000s)


     Tier 1 Capital                                               $ 74,312
     Tier 2 Capital                                                  3,828
                                                                  --------
            TOTAL QUALIFYING CAPITAL                              $ 78,140
                                                                  --------
     Risk Adjusted Total Assets (including off balance exposures) $344,685
                                                                  ========


     Tier 1 Risk-Based Capital Ratio        21.56%
     Total Risk-Based Capital Ratio         22.67%
     Leverage Ratio                         13.65%

                            SECURITY BANC CORPORATION

                           PART II - OTHER INFORMATION




ITEM 1        Legal Proceedings                                 Inapplicable

ITEM 2        Changes in Securities                             Inapplicable

ITEM 3        Defaults upon Senior Securities                   Inapplicable

ITEM 4        Submission of Matters to a Vote                   Inapplicable
              of Security Holders

ITEM 5        Other Information:

               On April 22, 1996 Registrant entered into a definitive agreement to merge with Third Savings and Loan Company, a subsidiary of Third Financial Corporation, Piqua, Ohio.

ITEM 6        Exhibits and Reports on Form 8-K

              (a)   Press release-Third Savings and
                    Loan Company.

              (b) Form 8K, Item 2, Acquisition or Disposition of Assets, was filed March 29, 1996 in regard to merger agreement with CitNat Bancorp., Inc.,
                    Urbana, Ohio.

                             SECURITY NATIONAL BANK
               40 South Limestone Street - Springfield, OH 45502
                     - (513) 324-6800 - Fax: (513) 324-6958


                                  NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

Glenda S. Greenwood                      OR       Kenneth F. Rupp
Director of Retail Services/Marketing             President and CEO
SECURITY NATIONAL BANK                            Third Financial Corporation
40 S. Limestone Street                            212 N. Main Street
Springfield, OH 45502-1200                        Piqua, OH 45356-0913
(513) 324-6800/372-9211                           (513)773-0752
(513) 324-6861 FAX
(513) 390-3465 Residence

                              FOR IMMEDIATE RELEASE

Security Banc Corporation, Springfield, Ohio and Third Financial Corp., Piqua, Ohio, jointly announced today the signing of a definitive agreement in which Third Financial Corp. will be merged into Security Banc Corporation. Following the closing of the merger, The Third Savings and Loan Company, a subsidiary of Third Financial Corporation, will be operated as a separate subsidiary of Security Banc Corporation.

Under the terms of the agreement, Third Financial Corporation shareholders will receive $33.23 at closing for each of the 1,135,954 shares outstanding. Holders of Third's 105,476 options will receive cash equal to the offer price less the applicable strike price. The aggregate transaction value is approximately $40 million. With this acquisition, Security will expand into Miami County, where Third has four branches.

Harry O. Egger, President, Chairman and Chief Executive Officer of Security said, "We are pleased that Third Savings is joining our organization. We are excited about extending our banking market into Miami County and the opportunities that exist to grow further Third's market areas. More importantly, the philosophy of our two community organizations is to provide the best personalized financial services to all of our communities and customers. The communities of Piqua, Troy, and Tipp city, which are currently being served by Third, will continue to play a prominent part in the future of our organization." These offices will continue to be branches of Third Savings.

Kenneth F. Rupp, President and Chief Executive Officer of Third Financial Corp. said, "In order to best represent the interests of all of our shareholders, the many communities as well as the staff, the Directors evaluated our ownership options. When it became apparent that the advantages of formulating a transaction with Security Banc Corporation clearly outweighed the long term prospects of total independence, the Directors agreed that the transaction was very desirable. Third Savings will operate autonomously as a subsidiary of Security Banc Corporation."

PAGE 2

Security Banc Corporation's plan is to encourage Third Savings' growth as a financial institution existing with its present charter. Third Savings will retain its original charter and original name. The employees will retain their present positions and the savings and loan will continue to operate under the direction of its present Board of Directors. The Board of Directors of both institutions are confident that this affiliation will provide for the continuation of the successful operation of Third Savings and an improved customer service capability for its clientele.

As of December 31, 1995, Security had total assets of $536 million and stockholders equity of $72.8 million. Security's subsidiary, The Security National Bank and Trust Co. operates 14 banking offices in Clark and Greene counties.

At December 31, 1995, Third Financial reported total assets of $157 million and total stockholders equity of $27.8 million. Third Financial Corp. through its subsidiary, Third Savings, operates four offices in Piqua, Troy, and Tipp City, Ohio.

This is Security Banc Corporation's second acquisition in the past sixty days. With the Citizens National Bank, Urbana, Ohio and Third Savings, Piqua, Ohio mergers, Security Banc Corporation will report total assets of approximately $830 million. Security Banc Corporation will operate banking offices in Clark, Greene, Champaign, Madison, and Miami counties.

                            SECURITY BANC CORPORATION

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECURITY BANC CORPORATION



By /s/ Thomas L. Miller
   --------------------------
     Thomas L. Miller
     Controller



By /s/ J. William Stapleton
   --------------------------
     J. William Stapleton
     Vice President/CFO

May 8, 1996